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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                             (Amendment No. _____)*


                           NETWORKS ELECTRONIC CORP.
--------------------------------------------------------------------------------
                                 (Name of Issuer)


                    Common Stock, par value $0.25 per share
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                           (Title of Class of Securities)


                                   641219100
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                                (CUSIP Number)


    Derick Marsh, c/o GWB (USA), Inc., Five Concourse Parkway, Suite 810,
                    Atlanta, GA  30328-6111 (770) 395-2941
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                    9/9/99
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 641219100                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NE Holdco Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            894,644

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             894,644

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      894,644

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 641219100                                      PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------


Item 1.  Security and Issuer

         Security:  Common Stock, par value $0.25 per share
         Issuer: Networks Electronic Corp., 9750 De Soto Avenue, Chatsworth, CA 91311

Item 2.  Identity and Background

(1)  a)   NE Holdco Corp. ("NEHC")
     b)   Five Concourse Parkway, Suite 810, Atlanta, GA  30328-6111
     c) NEHC's principal business is to act as a special purpose holding company.
     d) NEHC has not been convicted in a criminal proceeding in the past five years.
     e) NEHC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the past five years.
     f)   State of Incorporation:  Delaware

(2)  a)   Bryan Clarke
     b)   Five Concourse Parkway, Suite 810, Atlanta, GA  30328-6111
     c) President and Chief Executive Officer, GWB (USA), Inc. ("GWB"), Five Concourse Parkway, Suite 810, Atlanta, GA 30328-6111. GWB is an investment firm specializing in leveraged buyouts.
     d) Mr. Clarke has not been convicted in a criminal proceeding in the past five years.
     e) Mr. Clarke has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the past five years.
     f)   Citizenship:  U.K.

3)   a)   Derick Marsh
     b)   Five Concourse Parkway, Suite 810, Atlanta, GA  30328-6111
     c) Executive Vice President, GWB (USA), Inc. ("GWB"), Five Concourse Parkway, Suite 810, Atlanta, GA 30328-6111. GWB is an investment firm specializing in leveraged buyouts.
     d) Mr. Marsh has not been convicted in a criminal proceeding in the past five years.
     e) Mr. Marsh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the past five years.
     f)   Citizenship:  U.S.A.

4)   a)   Bradley Morgan
     b)   Five Concourse Parkway, Suite 810, Atlanta,
          GA  30328-6111
     c) Executive Vice President, GWB (USA), Inc. ("GWB"), Five Concourse Parkway, Suite 810, Atlanta, GA 30328-6111. GWB is an investment firm specializing in leveraged buyouts.
     d) Mr. Morgan has not been convicted in a criminal proceeding in the past five years.
     e) Mr. Morgan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the past five years.
     f)   Citizenship:  U.S.A.


Item 3.  Source and Amount of Funds
         Source:  Affiliate of reporting person
         Amount:  $6,709,830.00


Item 4.  Purpose of the Transaction
         Purpose: NE Merger Corp., a direct wholly owned subsidiary of NEHC, is being merged with and into Networks Electronic Corp., ("NEC"). NEHC purchased the 894,644 shares of Common Stock of NEC as the first step in a two-step transaction whereby NEHC will, pursuant to the Agreement and Plan of
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-----------------------                                  ---------------------
  CUSIP NO. 641219100                                      PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------

         Merger by and among NE Holdco Corp., NE Merger Corp. and Networks Electronic Corp., dated as of July 16, 1999, acquire the balance of outstanding stock of NEC.


Item 5.  Interest in Securities of the Issuer

1)       NEHC
         a)  Amount of Securities: 894,644 Percent:  53.2%
         b) NEHC has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 894,644 shares.
         c) NEHC purchased 894,644 shares of Common Stock of NEC from Ileana Wachtel and Rodica Patrichi as trustees of the Mihai D. Patrichi Trust, David Wachtel, Ileana Wachtel, Radu Patrichi and Rodica Patrichi, in a private sale at a purchase price of $7.50 per share on September 9, 1999.
         d)  Not applicable.
         e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 4.

Item 7.  Material to be Filed as Exhibits

         Exhibit
         Number                 Description
         ------                 -----------

          1. Agreement and Plan of Merger by and among NE Holdco Corp., NE Merger Corp. and Networks Electronic Corp., dated as of July 16, 1999.

          2.  Stock Purchase Agreement, dated as of July 16, 1999.
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  CUSIP NO. 641219100                                      PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------

                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                          9/20/99
                                            ---------------------------------
                                                          Date



                        NE HOLDCO CORP.



                        By:            /s/ Derick C. Marsh
                                 ------------------------------------------
                        Its:           Vice President and Secretary
                                 ------------------------------------------